UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. __ )*


                                  BEL FUSE INC.
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                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE
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                         (Title of Class of Securities)


                                    077347201
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                                 (CUSIP Number)


                              LAURA R. KUNTZ, ESQ.
                              LOWENSTEIN SANDLER PC
                    65 LIVINGSTON AVENUE, ROSELAND, NJ 07068
                                  973-597-2500
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 OCTOBER 9, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               CUSIP NO. 077347201

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(1)          NAMES OF REPORTING PERSONS.
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             DANIEL BERNSTEIN
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(2)          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                                (b) [ ]
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(3)          SEC USE ONLY

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(4)          SOURCE OF FUNDS

             OO
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(5)          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
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(6)          CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES
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                              (7)      SOLE VOTING POWER
         NUMBER OF                                                     134,799*
                              --------------------------------------------------
           SHARES             (8)      SHARED VOTING POWER
                                                                         -0-
        BENEFICIALLY
                              --------------------------------------------------
                              (9)      SOLE DISPOSITIVE POWER
          OWNED BY                                                     134,799*
                              --------------------------------------------------
       EACH REPORTING         (10)     SHARED DISPOSITIVE POWER
                                                                         -0-
        PERSON WITH
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(11)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             134,799
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(12)         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                    [ ]
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(13)         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.0%
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(14)         TYPE OF REPORTING PERSON

             IN
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* INCLUDES 18,750 SHARES ISSUABLE UPON EXERCISE OF STOCK OPTIONS WHICH ARE
EXERCISABLE ON OR BEFORE MARCH 1, 2002, 11,500 SHARES HELD AS CUSTODIAN FOR MR. BERNSTEIN'S CHILDREN AND 1,550 SHARES HELD BY A 401(K) PLAN.

ITEM 1.  SECURITY AND ISSUER

Class A Common Stock, par value $0.10 per share ("Class A Common Stock")

Bel Fuse Inc. (the "Issuer")
206 Van Vorst Street
Jersey City, New Jersey  07302

ITEM 2.  IDENTITY AND BACKGROUND

(a-b) This Schedule 13D is filed on behalf of Daniel Bernstein. Mr. Bernstein's business address is c/o Bel Fuse Inc., 206 Van Vorst Street, Jersey City, New Jersey 07302.

(c) Mr. Bernstein's present principal occupation is President of the Issuer. The address of the Issuer is stated above.

(d-e) During the past five years, Mr. Bernstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Bernstein been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Bernstein is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This Schedule 13D is filed to report Mr. Bernstein's ownership of 5% of the Issuer's Class A Common Stock, which occurred as a result of the vesting of certain stock options on October 9, 2001. This Schedule 13D also reflects the recapitalization of the Issuer. Each share of the Issuer's Common Stock was reclassified as one-half share of Class A Common Stock and one-half share of Class B Common Stock effective July 9, 1998. A more complete description of the recapitalization is set forth under the caption "Proposal Three - The Recapitalization Proposal" in the Issuer's 1998 Proxy Statement on Schedule 14A filed with the Commission which is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

     See Item 3.

     Mr. Bernstein has no present plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, other than the Shareholders Agreement described in response to Item 6. Mr. Bernstein may, from time to time, purchase additional shares of Class A Common Stock or dispose of all or a portion of the shares of Class A Common Stock beneficially owned by him, either in the open market or in privately negotiated transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of December 31, 2001, there were 2,664,637 shares of Class A Common Stock issued and outstanding. As of that same date, Mr. Bernstein beneficially owned 134,799 shares of Class A Common Stock (including 18,750 shares covered by stock options, 11,500 shares held as custodian for his children and 1,550 shares held by a 401(k) Plan), or 5.0% of the total outstanding shares of Class A Common Stock.

(b) Mr. Bernstein has sole power to vote, or to direct the vote, and sole power to dispose, or to direct the disposition, with respect to 134,799 shares of Class A Common Stock (including 18,750 shares covered by stock options, 11,500 shares held as custodian for his children and 1,550 shares held by a 401(k) Plan). See also the response to Item 6, which describes a Shareholders Agreement covering 75,000 shares of Class A Common Stock and 225,000 shares of Class B Common Stock owned by Daniel Bernstein.

(c) Mr. Bernstein effected no transactions in Class A Common Stock during the past sixty days.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Daniel Bernstein and his brother Alexander Bernstein are parties to a Shareholders Agreement (the "Agreement") pertaining to 75,000 shares of Bel Fuse Inc. Class A Common Stock and 225,000 shares of Bel Fuse Inc. Class B Common Stock owned by each of them. Pursuant to the Agreement, each of them has agreed that he will not, without the other's consent, dispose of such shares (except in limited circumstances to certain family members and upon death), that each of them has a right of first refusal with respect to the other's 75,000 shares of Class A Common Stock and 225,000 shares of Class B Common Stock in the event that the other wishes to dispose of such shares, that any shares purchased upon the exercise of such right of first refusal shall be held for at least six months and that in voting the 75,000 shares of Class A Common Stock owned by each of them in connection with an action which could result in a change in control (as defined) of Bel Fuse Inc., each such shareholder will vote his 75,000 shares of Class A Common Stock against such transaction or action, unless both shareholders agree at the time the vote is to be taken to vote their respective 75,000 shares of Class A Common Stock subject to the Agreement in favor of such transaction. The Agreement provides that it will terminate on May 23, 2010

(unless renewed) and upon the second to die of Daniel Bernstein or Alexander Bernstein. In addition, if either shareholder sells 75% or more of his 75,000 shares of Class A Common Stock and 225,000 shares of Class B Common Stock to a third party in accordance with the Agreement, then the other shareholder will have the right to terminate the Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The Shareholders Agreement is incorporated herein by reference to the original Schedule 13D filed on January 22, 1991.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          FEBRUARY 13, 2002
                                          --------------------------------------
                                          (Date)

                                          DANIEL BERNSTEIN

                                          BY: /S/ LAURA R. KUNTZ
                                          --------------------------------------
                                          (Signature)

                                          LAURA R. KUNTZ, ATTORNEY-IN-FACT**
                                          --------------------------------------
                                          (Name/Title)


** A POWER OF ATTORNEY WAS PREVIOUSLY FILED WITH THE COMMISSION AND IS INCORPORATED HEREIN BY REFERENCE.


            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)